SECU

19010315

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Treasure Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 South Central Expressway Suite 101
(No. and Street)

Richardson (City) TX (State) 75080 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tsanhwa Wu (972) 644-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201 (Address) Sugar Land (City) TX (State) 77478 (Zip Code)

SEC Mail Processing
MAY 17 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Tsanhwa Wu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Treasure Financial Corp., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

president

Title

BRITNEY S JOHNSON
Notary Public
STATE OF TEXAS
My Comm. Exp. 03-04-23
Notary ID # 13013612-8

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Treasure Financial Corp.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

Contents

Treasure Financial Corp. Independent

Auditor's Opinion

For the Year-ended December 31, 2018

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Shareholders
Treasure Financial Corp.
777 South Central Expressway, Suite 101
Richardson TX 75080

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Treasure Financial Corp. (the "Company") as of December 31, 2018, and the related statement of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as Treasure Financial Corp.'s auditor since 2018.

Sugar Land, TX

May 16, 2019

Treasure Financial Corp.

Financial Statements

For the Year-ended December 31, 2018

Treasure Financial Corp.
Statement of Financial Condition
As of December 31, 2018

		2018
ASSETS		
Current assets		
Cash in bank	$	11,925
Cash in Hilltop		75
Total cash	$	12,000
Investments		
Hilltop securities		2,985
Total investments	$	2,985
Accounts receivable		
Commission receivable - Hilltop		496
Total accounts receivable	$	496
Total Current Assets	$	15,481
Fixed assets		
Furniture & Equipment		24,255
Office Equipment		72,362
Leasehold improvement		8,878
Accumulated Depreciation		(105,496)
Total fixed assets	$	-
Other assets		
Loan to shareholder	$	57,500
Security deposit		1,487
Clearing deposit		58,377
Total Other Assets	$	117,364
Total Assets	$	132,845
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Payroll tax payable		166
Accrued expenses		4,250
Total Current Liabilities	$	4,416
Total Liabilities	$	4,416
Stockholders' equity		
Common stock		47,425
Paid-in capital		183,339
Accumulated defecit		(102,735)
Unrealized Gains		307
Net Income		93
Total stockholders' equity	$	128,429
Total liabilities and stockholders' equity	$	132,845

The accompanying notes are an integral part of these financial statements.

Treasure Financial Corp.
Statement of Comprehensive Income
For the Year-Ended December 31, 2018

Revenue		
OTC stocks	$	113,275
Other exchange		9,191
ASE Options		71,839
CBOE		562
OTC Corp bonds		734
Mutual funds		17,304
Clearing sharing		11,710
Realized Gain		895
Interest income		263
Total revenues	$	225,774
Cost of revenue		
Clearing charges		67,336
Total cost of revenue	$	67,336
Gross Profit	$	158,438
Operating Expenses		
Professional fees		4,800
Regulatory fees		5,269
Office expense		25,547
Quotation and communication		25,775
Rent		13,632
Salaries and commissions		65,512
Payroll tax		1,496
Other taxes		3,613
Depreciation expense		932
Other expenses		11,769
Total operating expenses	$	158,345
Net Income from Operations	$	93
Other comprehensive income		
Unrealized Gain		307
Total other comprehensive income	$	307
Net comprehensive income	$	400

The accompanying notes are an integral part of these financial statements.

Treasure Financial Corp.
Statement of Cash Flows
For the Year-Ended December 31, 2018

Cash flow from operating activities	
Net income from operations	$ 93
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	932
Commission receivable	(199)
Payroll tax payable	(296)
Accrued expenses	3,000
Interest receivable	(263)
Net cash provided by operating activities	$ 3,267
Cash flows from investing activities	
Securities - Available for sale	(1,876)
Net cash used in investing activities	$ (1,876)
Net increase in cash and equivalents	1,391
Cash and equivalents at beginning of year	10,609
Cash and equivalents at end of year	$ 12,000

The accompanying notes are an integral part of these financial statements.

Treasure Financial Corp.
Statement of Changes in Stockholders' Equity,
For the Year-Ended December 31, 2018

	Common Stock		Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Amount	Amount	
Balance Jan. 01, 2018	47425	$ 47,425	$ 183,339	($ 102,735)	$128,029
Net comprehensive income				$ 400	$ 400
Balance Dec. 31, 2018	47425	$ 47,425	$ 183,339	($ 102,335)	$ 128,429

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Treasure Financial Corporation (the Company) was incorporated in the state of Texas effective February 23, 1995. The Company has adopted a calendar year.

Description of Business

The Company, located in Richardson, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the company when the services are rendered.

Depreciation

Depreciation is calculated using the straight-line method.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

	Level 1	Level 2	Level 3	Total
Equities	$2,985	$ -	$ -	$2,985
Total	$2,985	$ -	$ -	$2,985

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) NO.130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2018, the company reported unrealized gain of $307.

Concentrations

The company has signifiacnt concentration in that its services are limited to the sale of securities, including stock options and mutual funds.

NOTE B – NET CAPITAL REQUIRMENTS

Pursuant to the net capital provisions of Rule 15e3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C– POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

Loan to Shareholder – In 2009, the Company's Board of Directors authorized unsecured, non-interest-bearing loans to the shareholder, Tsanhwa Wu. The balance on the loan currently totals $57,500. The shareholder has represented he will begin paying down the loan in 2019.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2018 management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	72,362
Furniture and equipment	3-7 years		24,255
Leasehold improvements	7 years		8,878
			105,495
Less - accumulated depreciation			(105,495)
Total		$	-

Depreciation expense was $932 for the year December 31, 2018, fully depreciating all fixed assets.

NOTE G – RENT

The amount paid on the lease agreement for the year was $13,632 using straight-line method.

NOTE H - INCOME TAXES

The Company is organized as a C-Corp for income tax purposes. Income tax expenses are the sum of taxes currently payable and the change during the period in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has not been subject to income tax examinations by the U.S. federal, state or local authorities.

NOTE I - NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.
The Company has determined that the adoption of ASC Topic 606 has had no impact on the Company.

NOTE J – SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 16, 2019, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Treasure Financial Corp.

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-end December 31, 2018

Treasure Financial Corp.
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2018

Computation of Net Capital

Total Stockholder's Equity	$	128,429
Non-Allowable Assets	$	58,987
Haircuts on Securities Positions		
Securities Haircuts	$	448
Undue Concentration Charges	$	-
Net Allowable Capital	$	68,994

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	295
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	63,994

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	4,416
Percentage of Aggregate Indebtedness to Net Capital		6.40%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2018	$	68,994
Adjustments			
Increase (Decrease) in Equity		$	(932)
(Increase) Decrease in Non-Allowable Assets		$	932
(Increase) Decrease in Securities Haircuts		$	0
(Increase) Decrease in Undue Concentration Charges		$	-
Net Capital per Audit		$	68,994
Reconciled Difference		$	-

Treasure Financial Corp.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $68,994 which was $63,994 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 6.40%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

Treasure Financial Corp.

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

For the Year-End December 31, 2018

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Tsanhwa Wu
Treasure Financial Corp.
777 South Central
Expressway, Suite 101
Richardson, TX 75080

Dear Tsanhwa Wu:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Treasure Financial Corp. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Treasure Financial Corp. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Treasure Financial Corp.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Treasure Financial Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

May 16, 2019

Treasure Financial Corp.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2018

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Treasure Financial Corp.
777 South Central Expressway, Suite 101
Richardson, TX 75080

January 21, 2019

Thayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Treasure Financial Corp.;

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Tsanhwa Wu
President
Treasure Financial Corp.

Treasure Financial Corp. - (972) 644-9200 - david.wu@treasure-financial.com